

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Via E-mail
John F. Thero
President and Chief Executive Officer
Amarin Corporation plc
c/o Amarin Pharma, Inc.
1430 Route 206
Bedminster, New Jersey 07921, USA

     Re: Amarin Corporation plc
               Registration Statement on Form S-3
               Filed April 9, 2015
               File No. 333-203312

Dear Mr. Thero:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Legal Opinion

1. We note that the following statements included at page 8 of the legal opinion:

    - "This opinion is given solely to you and solely in connection with the filing of the Registration Statement…;" and

    - "It may not be used nor relied upon for any other purpose or (without our express prior written consent) by any other person, provided, however, that you may disclose a copy of this opinion…in each case, solely for the purposes of information and only on the strict understanding that no such party to whom this letter is disclosed may rely on this letter…"

    These statements reflect inappropriate limitations on reliance upon the opinion. Purchasers of securities in the offering are entitled to rely on the opinion. Please file a revised legal opinion that omits the limitations on reliance highlighted above. Please refer to Staff Legal Bulletin No. 19 and Section II.B.3.d thereto for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: Michael H. Bison, Esq.

Goodwin Procter LLP
Exchange Place
53 State Street
Boston, MA 02109